MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the unaudited Consolidated Financial Statements and Notes of LPBP Inc. (formerly Hemosol Inc.) (the "Company") included in this Quarterly Report, the audited Consolidated Financial Statements and Notes, Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's 2003 Annual Report and the Management Information Circular of the Company dated March 10, 2004 (the "Information Circular").

Note: All figures discussed in this section are stated in Canadian dollars.

OVERVIEW

On February 12, 2004, the Company announced that it had entered into an arrangement agreement (the "Arrangement Agreement") with MDS Inc. ("MDS") which contemplated a reorganization of the Company's business (the "Blood Products Business") and the Ontario clinical laboratories services business (the "Labs Business") of MDS pursuant to a plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario). Under the Arrangement:

  The Blood Products Business was transferred to a new limited partnership, Hemosol LP. 93% of Hemosol LP is owned by a new company, Hemosol Corp., as general partner, and 7% is owned by the Company, as limited partner.

  MDS transferred the Labs Business to MDS Laboratory Services, L.P. (the "Labs Partnership"). The Company acquired a 99.99% limited partnership interest in the Labs Partnership. The remaining 0.01% is owned by a wholly-owned subsidiary of MDS, MDS Laboratory Services Inc. ("MDS Subco"), as the general partner.

  Shareholders of the Company, including MDS, exchanged each common share of the Company for one common share of Hemosol Corp. and one Class A common share of the Company. MDS acquired an additional 38,322,390 Class A common shares of the Company and 11,134,648,627 Class B common shares of the Company.

  Shareholders, excluding MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company and MDS holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

  The name of the Company was changed from Hemosol Inc. to LPBP Inc.

  The year end of the Company was changed to October 31.

As a result of the foregoing, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP (which operates the Blood Products Business) and a 99.99% limited partnership interest in the Labs Partnership (which operates the Labs Business). As both interests are held by the Company in its capacity of limited partner, the Company is not active in the management of either business.

The Company's revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. The general partners of each partnership, being MDS Subco in respect of the Labs Partnership and Hemosol Corp. in respect of Hemosol LP, determine when distributions of income are made by the partnership. The Labs Partnership is prohibited from making any distributions to the partners thereof on or prior to October 31, 2004.

As a result of the change in business of the Company, it will not continue to incur certain operating expenses such as those related to scientific and process development and regulatory and clinical expenses. The Company will incur only administrative expenses which are not expected to be significant.

The Company has significant undeducted balances of Ontario and federal non-capital losses, federal scientific research and development deductions, federal investment tax credits and Ontario scientific and experimental development deductions which will be used against the income that it receives from its interests in the Labs Partnership and Hemosol LP.

A description of the businesses of the Company is set out below.

The Blood Products Business

Historically, the Company devoted all of its resources to the Blood Products Business. Following completion of the Arrangement, the Company now owns only 7% of such business through its limited partnership interest in Hemosol LP. The following is a summary of the Blood Products Business.

The Blood Products Business focuses on the discovery, development and manufacture of products based on human blood proteins, including its principal oxygen therapeutic product known as HEMOLINK™ (hemoglobin raffimer). Eight clinical trials of HEMOLINK have been completed involving more than 500 patients. Indications studied included hip/knee replacements, renal failure/dialysis, coronary artery bypass grafting surgery, and orthopedic surgery. After an observation in 2003 of certain imbalances in the incidence of certain adverse events between HEMOLINK and the control group, further additional non-clinical analysis on HEMOLINK needs to be performed by Hemosol LP prior to reinitiating clinical trials. Hemosol LP intends to review its plan with the FDA in 2004 with the objective of establishing agreement on the clinical path for HEMOLINK in the fourth quarter of 2004.

The Blood Products Business is also developing additional therapeutics and a hemoglobin-based delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer. In addition, Hemosol LP is actively pursuing opportunities to advance a number of initiatives to generate revenue and reduce its cash burn through the provision of blood-related manufacturing services to biotechnology and biopharmaceutical companies.

In addition to the foregoing, Hemosol LP has entered into a memorandum of understanding in respect of a strategic alliance (the "ProMetic Alliance") with ProMetic Biosciences, Ltd. ("ProMetic") to produce therapeutic plasma-based proteins.

The principal commercial terms of the ProMetic Alliance are expected to include the following:

    ProMetic shall license to Hemosol LP a North American license for the novel cascade purification process (the "Cascade") developed by ProMetic and the American National Red Cross (the "American Red Cross") to recover proteins from human plasma;

    the implementation and optimization of the Cascade at Hemosol LP's Meadowpine facility;

    the commitment in principle of the American Red Cross that the American Red Cross will supply raw materials to Hemosol LP for processing and purchase from Hemosol LP specific therapeutic products isolated using the Cascade; and

    the identification, development and exploitation of commercial opportunities from the use of Cascade.

Hemosol LP is the first licensee of this technology and will have a right to manufacture products for sale into the North American market, which is the largest single market for plasma-based proteins. Commercial sales of therapeutic products manufactured by the Cascade will require the advance approval of the applicable regulatory agency in each jurisdiction where sales are contemplated. In addition to full-scale commercial production in North America, Hemosol LP believes it will be capable of securing interim and supplementary revenues by supplying clinical trial material to future Cascade licensees worldwide.

In addition to potentially providing Hemosol LP with the opportunity to participate in the market for therapeutic proteins, Hemosol LP believes that the ProMetic Alliance will also enhance Hemosol LP's ongoing development of oxygen therapeutics and other products in the Company's drug development pipeline.

As consideration for ProMetic entering into the binding ProMetic Alliance, Hemosol LP has agreed to pay ProMetic a staged licence fee with a maximum aggregate value of $15.5 million. The first milestone will be the execution of a definitive licence agreement, which will trigger a cash payment of $1.5 million. Hemosol LP and ProMetic are working to achieve this preliminary milestone during the second quarter of 2004.

In addition to the licence fee, under the ProMetic Alliance, Hemosol LP will pay ProMetic royalty fees of 8% of net sales of products isolated using the Cascade to resellers and a royalty of 5% of net sales of products isolated using the Cascade to end users, both on a worldwide basis.

The Blood Products Business has not been profitable since inception and, at March 31, 2004, the Company had an accumulated deficit of $258.2 million.

The Labs Business

Following completion of the Arrangement, the Company now owns a 99.99% limited partnership interest in the Labs Partnership. The following is a summary of the Labs Business and is derived from the disclosure in the Information Circular under the heading "The Labs Partnership after the Arrangement". Please refer to the Information Circular for additional information regarding the Labs Partnership.

The Labs Business conducts a wide range of laboratory tests requested by health care professionals in furtherance of the diagnosis of disease and the guidance of patient treatments. Laboratory services include both clinical testing and anatomical pathology testing. Clinical specimens are collected for testing from patient service centers (PSCs) or physicians' offices. Approximately 60% of the Labs Business' specimens are collected from PSCs. The Labs Business currently operates 120 PSCs. The Labs Business operates a courier and information system that is used to transport and catalog the specimens and results of testing, respectively. The Labs Business currently holds licences for the full range of laboratory services for which licences are available from the Ontario Ministry of Health and Long-Term Care (the "MOH"), thereby allowing it to perform virtually any laboratory service that could be ordered by a health care professional.

The Labs Business operates one high volume central laboratory (the "Central Laboratory") and six smaller regional laboratories (each a "Regional Laboratory"). The Central Laboratory is located in Etobicoke, Ontario. It operates 24 hours per day, seven days per week, utilizing automated diagnostic testing equipment that allows high-volume testing to be conducted quickly and efficiently. The Central Laboratory can process up to 35,000 specimens a day. The Central Laboratory conducts over 60% of all testing conducted by the Labs Business with the balance being carried out at the Regional Laboratories. The Regional Laboratories are used when testing is required on an immediate basis and the time frames involved make it impracticable or impossible to transport the specimen to the Central Laboratory. The Regional Laboratories hold laboratory licences for a more limited range of tests than the Central Laboratory.

Laboratory services in Ontario are generally paid for by the MOH. Most laboratory services are billed on a fee for service basis with the fees being established by a government fee schedule. Fees for laboratory services that are not covered by the government are billed directly to patients. The MOH sets both (i) an industry cap, which limits the total amount that will be paid in the aggregate to laboratories for services performed in the MOH's fiscal year and (ii) a corporate cap, which limits the amount each service provider in Ontario can individually be paid for the services it performs in a fiscal year. The industry cap for all community laboratories is $526 million in 2004 and $553 million in 2005 under an agreement that runs until March 31, 2005. The industry cap has grown at a compound annual growth rate of 3.6% from 1997 to 2005.

The use of laboratory services in Ontario is growing faster than the Ontario population. For the fiscal year of the MOH ended March 31, 2003, there were 14.3 million requisitions to community laboratories in Ontario, resulting in a total of 80.2 million tests performed on patients for an average of 5.6 tests per requisition or patient visit and 6.6 tests per person in Ontario. The Labs Business currently performs over 31% of all private sector community-based laboratory services in Ontario.

Demand for laboratory services in Ontario is expected to continue to increase in the future as a result of several factors, including the following: (i) the Ontario population is growing and aging, (ii) physicians and patients increasingly place more value on laboratory services as a cost-effective means of disease detection, treatment monitoring and preventive medicine and (iii) improved equipment and cost-efficiency make testing available to a broader market. In addition to these factors, Ontario is experiencing increases in the number of physicians, sophisticated tests and available testing for high-risk diseases.

The Labs Business' competitive advantages include (i) the benefits of its relationship with MDS (such as MDS' long-term relationships with physicians, hospitals and other clients and MDS' purchasing power); (ii) the commitment to investment in technology and the resulting operational efficiencies and reductions in cost structure; and (iii) its stable revenue stream.

The Labs Business generated revenues of approximately $200 million for each of the fiscal years of MDS ended October 31, 2002 and 2003, over 86% of which were paid by the Ontario government. Earnings before interest, taxes, depreciation and amortization for the Labs Business for the fiscal years ended October 31, 2002 and 2003 was approximately $52 million and $48 million, respectively.

As part of the Arrangement, MDS has made available to the Labs Partnership an operating line of up to $10 million to cover working capital needs until such time as the Labs Business generates self-sustaining cash flow. This advance is expected to be repaid from cash flow generated by the Labs Partnership prior to the end of August 2004.

In addition, as part of the Arrangement, MDS loaned $16 million to the Labs Partnership which in turn loaned the funds to the Company. The Company used the funds as partial consideration for redemption proceeds of the Class C Preferred Shares of the Company that were issued and redeemed as part of the Arrangement. The loan of MDS to the Partnership is non-interest bearing and is due on May 31, 2005. The loan of the Labs Partnership to the Company bears interest at a rate of prime plus 1.5% and also matures on May 31, 2005. Both loans may be prepaid by the borrower.

RESULTS OF OPERATIONS
QUARTER ENDED MARCH 31, 2004

The following sets out the result of operations of the Company for the quarter ended March 31, 2004. As a result of the Arrangement, the Company's operations have changed such that the Company no longer operates the Blood Products Business but rather holds a 7% interest in Hemosol LP and a 99.99% interest in the Labs Partnership. As a result, the Company's past performance will not be indicative of its future performance. The Company's performance will depend on the success of the partnerships in which it holds an interest. Hemosol LP is not expected to generate positive cash flows for the foreseeable future and the Labs Partnership is prohibited from distributing net income to the Company on or before October 31, 2004. As the Company will be following the equity method of accounting for the Labs Partnership, the Company expects to earn income for the fiscal year ended October 31, 2004. In addition, as a result of the change in business of the Company, it will not continue to incur certain operating expenses such as those related to scientific and process development and regulatory and clinical expenses. The Company will incur only administrative expenses which are not expected to be significant.

Net Loss

The Company's net loss for the quarter decreased from $10.4 million, or $0.23 per share, for the quarter ended March 31, 2003 to $5.0 million, or $0.09 per share, for the quarter ended March 31, 2004. Both the current and prior quarter included $1.3 million in non-cash deferred charges related to financing costs. The overall decrease in net losses resulted primarily from a cost savings plan implemented in April 2003. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were significantly reduced.

Operating Expenses

The Company's operating expenses for the quarter consist of research and development expenses, administration, support services, marketing and communication, investor relations and business development expenses.

Research and development expenses are comprised of scientific and process development expenses and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's clinical trials and regulatory development. In the future, as a result of the change in its business, the Company will not bear these type of expenses.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada, as well as human resource development costs.

Support services includes the cost of information technology, security, materials management, purchasing and U.S. operational support.

Total operating expenses for the quarter ended March 31, 2004 decreased to $3.5 million from $9.2 million for the quarter ended March 31, 2003, a decrease of 62%. The decrease in operating expenses resulted primarily from a cost savings plan implemented in April 2003, which reduced the monthly burn-rate by approximately $2.0 million to the average monthly burn-rate of approximately $1.2 million. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were significantly reduced during the period.

Scientific and Process Development Expenses

Scientific and process development expenses decreased from $3.5 million for the quarter ended March 31, 2003 to $2.1 million for the quarter ended March 31, 2004, a decrease of 40%. This decrease was primarily due to reduced personnel expenses associated with the Company's pilot manufacturing facility and a reduction of drug development activities, specifically related to HEMOLINK.

Regulatory and Clinical Expenses

Regulatory and clinical expenses decreased from $2.9 million for the quarter ended March 31, 2003 to $0.3 million for the quarter ended March 31, 2004, a decrease of 90%. The decrease in clinical and regulatory costs result from specific cost savings measures as well as a decrease in site activity due to suspended enrollment in the Company's HEMOLINK clinical trials.

Administration Expenses

Administrative expenses decreased from $1.1 million for the quarter ended March 31, 2003 to $0.8 million for the quarter ended March 31, 2004, a decrease of 27%. This decrease was due primarily to a reduction in salaries, recruitment costs, legal and general consulting expenses.

Marketing and Business Development Expenses

Marketing and business development expenses decreased from $0.9 million for the quarter ended March 31, 2003 to $0.1 million for the quarter ended March 31, 2004, a decrease of 89%. This decrease was primarily due to reduction in costs associated with HEMOLINK related medical education, symposia participation and communication programs focused within the medical community.

Support Services

Support services expenses decreased from $0.6 million for the quarter ended March 31, 2003 to $0.2 million for the quarter ended March 31, 2004, a decrease of 67%. This decrease was due primarily to salary reductions associated with HEMOLINK clinical trials.

Foreign Currency Translation Gain (Loss)

Foreign currency losses decreased from $0.2 million for the quarter ended March 31, 2003 to a small gain for the quarter ended March 31, 2004. This reduction reflects the year over year stabilization of the Canadian dollar versus the U.S. dollar, which had substantially appreciated in the first quarter of 2003 contributing to conversion losses on U.S. denominated cash balances.

Amortization of Deferred Charges

Amortization of deferred charges for the quarter ended March 31, 2004, were in line with the previous quarter at $1.3 million. This charge relates to the amortization of deferred financing charges on the Company's $20 million credit facility, which was entered into in October 2002.

Interest

Net interest went from a small amount of income for the quarter ended March 31, 2003 to a net expense of $0.2 million for the quarter ended March 31, 2004. The change was a result of lower cash and cash-equivalents balances, in addition to the impact of the Company fully drawing down funds from its $20 million credit facility.

CASH FLOW

Operating Activities

The cash used in operating activities decreased from $11.7 million for the quarter ended March 31, 2003 to $3.2 million for the quarter ended March 31, 2004, a decrease of 73%. The significant decrease was a result of restructuring measures implemented in April 2003. Specifically, cost expenditure associated with HEMOLINK activities were reduced.

Financing Activities

On January 23, 2004, $0.4 million (representing the net proceeds from the series B special warrants issued in 2003) was released from escrow to the Company.

On February 19, 2004, the Company received gross proceeds of $0.2 million for the conversion of 200,000 common share purchase warrants at an exercise price of $0.90 to common shares, related to the November 28, 2003 series A and series B special warrants issuances.

Deferred Charges

Deferred charges of $1.6 million were incurred in the quarter related to costs associated with the Arrangement Agreement.

Quarterly Financial Data
(Thousands of dollars)

	2004 Q1 3/31/04	2003 Q4 12/31/03	2003 Q3 9/30/03	2003 Q2 6/30/03	2003 Q1 3/31/03	2002 Q4 12/31/02	2002 Q3 9/30/02	2002 Q2 6/30/02
REVENUE	0	0	0	0	0	0	0	0
Loss from operations	3,514	10,411	4,274	8,099	9,195	10,517	8,393	16,908
Net loss for the period	4,995	10,947	3,984	9,624	10,387	11,408	11,754	19,923
Net loss for the period per common share	0.09	0.22	0.09	0.21	0.23	0.26	0.26	0.47

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2004, the Company had $3.8 million of cash and cash-equivalents. These resources were transferred to Hemosol LP as part of the Arrangement.

As part of the Arrangement, the Company borrowed $16 million from the Labs Partnership. The funds were used by the Company to satisfy the proceeds of redemption of Class C preferred shares of the Company that were issued and redeemed in connection with the Arrangement. This loan by the Labs Partnership is due on May 31, 2005.

In the future, the Company expects that its cash resources will be derived primarily from revenues received from its 99.99% limited partnership interest in the Labs Partnership. As the Labs Partnership is prohibited from distributing income prior to November 1, 2004, the Labs Partnership will not receive any distributions from the Labs Partnership in its current fiscal year.

COMMITMENTS

Long-Term Debt

On October 25, 2002, the Company entered into a credit facility agreement (the "Facility") with the Bank of Nova Scotia in the amount of $20 million. The Facility was assumed by Hemosol LP pursuant to the Arrangement.

ProMetic

On December 4, 2003, the Company entered into a binding memorandum of understanding (the "ProMetic MOU") with ProMetic. The ProMetic MOU was assigned to Hemosol LP as part of the Arrangement and the obligations of the Company under the ProMetic MOU were assumed by Hemosol LP.

Operating Leases

As at March 31, 2004, the Company had certain operating lease agreements for equipment which leases were assigned to Hemosol LP as part of the Arrangement.

OUTSTANDING SHARE DATA

Effective January 1, 2003, the Company retroactively changed its method of accounting for share issue costs to record proceeds on issuance of shares net of share issue costs in share capital in order to harmonize with United States Generally Accepted Accounting Principles ("U.S. GAAP"). As at January 1, 2003, the effect of the change in accounting policy was to decrease share capital and decrease the deficit by $22.5 million.

On January 22, 2004, all 7,200,000 series A special warrants and 641,800 series B special warrants of the Company were exercised for no additional consideration, after the Company received regulatory approval to issue 7,841,800 common shares and 3,920,890 common share purchase warrants. In addition, the Company issued 392,090 broker options as payment for share issue costs. The obligations of the Company under these convertible securities were assumed by Hemosol Corp. under the Arrangement.

As of May 15, 2004, the Company had 94,467,973 outstanding Class A common shares and 11,134,648,627 outstanding Class B common shares.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those policies that are most important and material to the preparation of the financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. Significant estimates made by management include the basis for valuing stock-based compensation and, the impairment and useful lives of long-lived assets.

Stock-based compensation

The Company records compensation expense for employee stock options granted after January 1, 2003 using the fair value method. The Black-Scholes model used to calculate option values requires four highly subjective assumptions, including future stock price volatility and expected time until exercise. A significant change in these estimates could have a material impact on our results of operations.

Long-lived assets

Long-lived assets are carried at cost less accumulated amortization and are amortized on a straight-line basis over their useful life. The Company amortizes long-lived assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the long-lived asset is expected to contribute directly or indirectly to our future cash flows. The Company determines the useful lives of long-lived assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of a long-lived asset, which could have a material impact on our results of operations.

Assets under construction or validation for commercial purposes are not amortized until available for use.

The Company reviews the carrying amount of long-lived assets with finite lives if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to the future undiscounted net cash flows expected to be generated by that group of assets. If the carrying amount is not recoverable, the Company would recognize an impairment loss equal to the amount that the carrying value of a group of assets exceeds their fair value. Some of the more significant estimates and assumptions inherent in determining fair value include: (i) the amount and timing of the future cash flows; and (ii) the discount rate reflecting the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

RISKS AND UNCERTAINTIES

Since the Company will hold limited partnership interests in the Blood Products Partnership and the Labs Partnership, substantially all of the risks set out in "Risks Relating to the Blood Products Business" and "Risks Relating to the Labs Business" below are relevant to the Company. In addition, the Company faces the following risk factors:

Restrictions on the business and activities that the Company may undertake may adversely affect the ability of the Company to respond effectively to future events and circumstances.

The Company is a limited purpose corporation, the articles of which contain extensive restrictions on the business and other activities that the Company may undertake. For example, the articles of the Company provide that the Company must retain and may not dispose of its limited partnership interests in the Labs Partnership or the Blood Products Partnership, except in the circumstances provided for in the articles, and may not undertake any other business except as expressly provided in the articles. Further, in addition to any other approvals required by law, such restrictions may only be modified with the approval by special resolution of the holders of Class A shares and Class B non-voting shares of the Company, each voting separately as a class. While restrictions contained in the articles of the Company are designed to narrow the scope of activities undertaken by the Company and thereby minimize the risk that the Company will not be able to distribute cash to its shareholders, events and circumstances may arise in the future to which the Company may not be able to effectively respond due to its inability to undertake certain corporate activities.

The absence of a public market for the Company's shares may adversely affect their liquidity.

Neither the Class A shares nor the Class B non-voting shares of the Company are listed or posted for trading on any exchange or market and there can be no assurance that a significant market through which such shares can be sold will develop or be sustained. If an active market for the shares of the Company does not develop, the liquidity of the shares may be limited and the market price for the shares may not be readily determinable and could be subject to significant fluctuations.

The results of the Company may be adversely affected if certain liabilities existing prior to the Arrangement are not fully satisfied by Hemosol LP.

Prior to the Arrangement, the Company carried on an active business, which included the development and testing of medical products. Under the terms of an agreement with the Company, Hemosol LP expressly assumed all liabilities of the Company existing prior to the Arrangement. In addition, pursuant to an indemnity agreement between the Company and Hemosol LP, Hemosol LP agreed to indemnify the Company for all such liabilities to the extent that the Company suffers a loss in respect thereof. However, Hemosol LP may be unable to fully indemnify the Company in respect of all such losses. Such losses could be substantial, including but not limited to losses arising as a result of any act or omission in connection with any clinical, pre-clinical and other studies and tests conducted by or on behalf of or sponsored by the Company or any subsidiary or in which the Company or any subsidiary or its products or product candidates participated prior to the Arrangement. The Company's financial results and ability to distribute cash to shareholders could be adversely affected in the event that any such losses are not insured or fully indemnified by Hemosol LP.

The Company, and by extension, holders of Class A shares and Class B non-voting shares of the Company, will not receive compensation in the event that the tax losses cannot be utilized, in whole or in part, by the Company due to events or circumstances existing prior to the Arrangement.

Under the Arrangement Agreement, the Company represented as to, among other things, the quantum of its unutilized tax losses, the stated capital of its common shares, and there not having been prior to the Arrangement an acquisition of control of the Company. In the event that any of such representations is incorrect, the ability of the Company to apply some or all of its unutilized tax losses against income will be restricted, or certain other taxable events may be deemed to have occurred such that the dividends or other distributions on the shares of the Company will be reduced. In the event that any such representations are incorrect, holders of the Company's shares will not be entitled to any compensation in their capacity as shareholders.

The ability of the Company to apply its tax losses against income will be compromised in the event of an acquisition of control of the Company

In the event that a person or group, as determined for purposes of the Income Tax Act (Canada), acquires control of the Company, the ability of the Company to apply its unutilized tax losses against income or to reduce its income tax payable will be restricted from and after the acquisition of control. There can be no assurance that an acquisition of control will not occur.

The Company is dependent on the ability of the Labs Partnership and the Hemosol LP to generate income.

The Company is a limited purpose corporation whose sole assets are its limited partnership interests in the Labs Partnership and Hemosol LP. Although the articles of the Company provide that, subject to applicable law, the Company will distribute distributable cash flow to holders of shares of the Company, there can be no assurance regarding either the amount of income to be generated by the Labs Partnership or Hemosol LP or amounts distributed to the Company. In addition, the declaration of dividends is at the discretion of the board of directors of the Company. The actual amount distributed to shareholders will depend upon numerous factors, including the profitability of the Labs Partnership and Hemosol LP, fluctuations in working capital, the sustainability of margins and capital expenditures, the risks of such partnerships and the ability of the Company to apply its unutilized tax losses against income.

The Company will be dependent upon the Labs Partnership for substantially all of its income.

As Hemosol LP is expected to incur losses from operations until it is able to commercialize HEMOLINK and/or products developed under its strategic alliance with ProMetic, the Company will be dependent upon receiving distributions from the Labs Partnership for substantially all of its income. Further, the articles of the Company impose extensive restrictions on the business that may be carried on by the Company. Accordingly, the Company will be dependent upon the ability of the Labs Partnership to generate income.

There can be no assurance that the Tax Act or the administrative practices of Canada Customs and Revenue Agency ("CCRA") will not be changed in a manner that adversely affects the ability of the Company to apply its tax losses against income.

There can be no assurance that Canadian federal income tax laws and the administrative policies and assessing practices of CCRA respecting the ability of a corporation to apply previously accumulated tax losses against future income or to reduce tax payable will not be changed in a manner which adversely affects the Company and, by extension, the holders of shares of the Company.

The requirement of certain conditions precedent to the acquisition of the Company's Class A shares in certain circumstances may discourage a take-over bid for the Company's Class A shares.

The articles of the Company require that a person or group wishing to acquire a majority of the Company's Class A shares comply with certain conditions precedent to such an acquisition. These provisions, in effect, require such a person or group to also acquire a comparable portion of the Class B non-voting shares of the Company at fair market value. Accordingly, these conditions precedent may discourage certain take-over bids for the Company.

The share ownership of the Company by MDS may adversely affect the price of the Company's Class A shares.

MDS owns approximately 47.5% of the voting securities of the Company and 99.56% of the equity of the Company. As a result of its equity holdings in the Company, MDS is in a position to vote its Class A shares on matters requiring shareholder approval, including the determination of significant corporate actions. The interests of MDS may not correspond with those of the other holders of such shares. The extent of MDS's share ownership may limit the price that investors may be willing to pay in the future for the Company's Class A shares.

Relating to the Labs Business

The following are the risks of the Labs Partnership.

The revenues of the Labs Partnership are capped and dependent on government health insurance programs.

Revenues from the Labs Business will be substantially dependent on the Ontario individual corporate caps established by the MOH for each company providing laboratory services. This funding model prevents a company from increasing its revenues by increasing its volume of testing. At the same time, however, there is a risk that a company's corporate cap, and potentially its revenue, may be decreased if its volume of testing decreases to the extent that it bills less than its cap in any year. In addition, the current agreement which establishes the individual corporate caps, expires on March 31, 2005. There can be no certainty as to the terms of future agreements.

Maintaining or increasing the Labs Partnership's revenues is highly dependent on the commitment of the Government of Ontario to funding the laboratory services performed by the Labs Partnership. The healthcare industry in general is experiencing a trend toward cost containment and management expects that this trend will continue for the foreseeable future. Revenue constraint pressures on healthcare funding across Canada will likely continue or may increase in the future. Any funding reductions or other changes in payment policies for healthcare services could have a material adverse effect on the Labs Partnership.

Government regulation of the Labs Business is significant and licence renewals on satisfactory terms are not assured.

Community-based laboratories are subject to significant regulation and licensing requirements from all levels of government. The licensing and regulatory requirements relate to, among other matters, the conduct of testing and reporting results, the handling and disposal of medical specimens and infectious and hazardous waste and other materials, the safety and health of employees and the proficiency of staff. Community-based laboratories are also subject to periodic inspections by regulatory agencies. The licences to operate a community-based laboratory are granted for a limited term (usually for a term of one year) and their renewal is subject to government approval. A failure by the Labs Partnership to comply with laws and regulations could expose it to significant penalties and may result in civil or criminal sanctions, including the revocation of licences, certifications and authorizations, the denial of the right to conduct business and the exclusion from participation in government healthcare programs. The imposition of any of these sanctions could have a material adverse effect on the Labs Partnership. Licences are rarely issued and if a laboratory or clinic operated by the Labs Partnership had its licence revoked, there is no assurance that it will be issued a new licence.

In addition to existing government healthcare regulations, there are ongoing initiatives at the federal and provincial levels for comprehensive reforms to existing legislation and policy governing the provision of healthcare services, including the payment for and availability of particular services. The Labs Partnership believes that such initiatives will continue for the foreseeable future and could increase the cost of compliance for the Labs Partnership. Certain aspects of these reforms, if adopted, could materially and adversely affect the Labs Partnership's business, financial condition and results of operations.

The sustained interruption of services performed by the Labs Business could adversely affect results.

Timely, effective service is essential to maintaining the Labs Partnership's reputation and revenue stream. The majority of the Labs Partnership's laboratory services will be performed at its Central Laboratory. Any sustained interruption of the services performed at the Central Laboratory which significantly affects the volume of testing or the accuracy and timeliness in the reporting of test results could adversely affect the Labs Partnership's business, financial condition and results of operations.

If the Labs Partnership experiences more equipment malfunctions than anticipated or if the Labs Partnership is unable to promptly obtain the services necessary to keep its equipment functioning effectively, its revenues could decline and its ability to maintain its reputation would be harmed, which could adversely affect its business, financial condition and results of operations.

The Labs Business is dependent on continued referrals of patients.

The success of a community-based laboratory in Ontario is dependent upon referrals of patients by health care professionals. Referrals are made by physicians who have no contractual obligation or economic incentive to refer patients to laboratories operated by the Labs Partnership. The Labs Partnership's patient service centers compete for referrals with its major competitors in the private sector and with local service providers in the communities in which the Labs Partnership operates facilities. The Labs Partnership is not dependent on any single referral source for a material portion of its revenue. However, if a sufficiently large number of physicians elect at any time to discontinue referring patients to the Labs Partnership, the Labs Business and its financial condition and results of operations would be materially adversely affected.

Insurance carried by the Labs Partnership may be insufficient to cover all risks.

Due to the nature of the services provided by the Labs Partnership, general liability claims may be asserted against the Labs Partnership with respect to the laboratory services provided to patients, including from reporting inaccurate results. In that regard, the Labs Partnership may be subject to errors and omissions claims related to the services it performs and the risks of medical malpractice by laboratory personnel and pathologists. Although the Labs Partnership carries insurance in amounts which are standard in Canada for the operation of laboratories, there can be no assurance that the Labs Partnership will have obtained coverage of sufficient scope to satisfy any liability claim. The Labs Partnership believes that it will be able to obtain adequate insurance coverage in the future at acceptable costs, but there can be no assurance that it will be able to do so or that it will not incur significant liabilities in excess of policy limits. Any such claims that exceed the scope of coverage or applicable policy limits or an inability to obtain adequate coverage could have a material adverse effect on the Labs Partnership's business, financial condition and results of operations.

The interruption of the Labs Partnership's information technology systems could have an adverse impact on results.

The Labs Business will depend, in part, on the continued and uninterrupted performance of the Labs Partnership's information technology systems. Sustained system failures or interruptions could disrupt the Labs Partnership's ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. The Labs Partnership's business, results of operations and financial condition could be adversely affected by a system failure.

The Labs Partnership's computer systems will be vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of the Labs Partnership's servers will be potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite precautions taken by the Labs Partnership, unanticipated problems affecting the Labs Partnership's systems could cause interruption in its information technology systems. The Labs Partnership's insurance policies may not adequately compensate it for any losses that may occur due to any failures in its information technology systems.

Changes in technology may require additional investment by the Labs Partnership which could require substantial investment.

The technology used in the laboratory services market is constantly undergoing development and change. New technologies or new tests may be developed, or existing technologies or tests refined, which could render the Labs Partnership's existing equipment technologically or economically obsolete. The development of new technologies or new applications for existing technologies may require the Labs Partnership to adapt its existing systems or acquire new systems in order to successfully compete. Due to cost factors, competitive considerations or other constraints, there can be no assurance that the Labs Partnership will be able to acquire or have access to any new or improved equipment that the Labs Partnership may need in order to serve its clients and customers. Any inability of the Labs Partnership to provide adequate technologies may adversely affect the Labs Partnership's business, financial condition and results of operation.

The Labs Partnership is reliant on key personnel.

The Labs Partnership's success will largely depend on the skills, experience and effort of its senior management. The loss of services of one or more members of the Labs Partnership's key senior management personnel could significantly weaken the Labs Partnership's management expertise and its ability to deliver its services efficiently and profitably. In addition, the success of the Labs Partnership's laboratories depends on employing or contracting, as the case may be, qualified professionals such as technologists. Currently, there is a shortage of qualified technologists in Canada. While management of the Labs Partnership believes that the Labs Partnership will be sufficiently staffed to effectively provide services to patients, the loss of healthcare professionals or the inability to recruit these individuals in the Labs Partnership's markets could adversely affect the Labs Partnership's ability to operate its business efficiently and profitably.

Risk relating to the Blood Products Business

The following is a summary of the risks of the Blood Products Business.

  Hemosol LP's ability to continue as a going concern is dependent upon its ability to secure additional financing. Hemosol LP has a history of losses and is expected to continue to incur losses.

  Hemosol LP's products are in various stages of development and have not yet been produced or marketed commercially, making it difficult to evaluate its business. Hemosol LP is dependent on substantial working capital for the successful commercialization of its products. Hemosol LP has limited manufacturing capabilities and limited financial resources, which could adversely impact its ability to commercialize HEMOLINK. If Hemosol LP is unable to develop new products to keep pace with technological developments in the biomedical field, its revenues may be adversely affected.

  Hemosol LP's failure to retain and attract personnel could harm its business, operations and product development efforts.

  Hemosol LP's intellectual property rights may not provide meaningful commercial protection for its products. This could enable third parties to use Hemosol LP's technology, or very similar technology, and could reduce its ability to compete in the market.

  Hemosol LP's success will depend partly on its ability to operate without infringing the proprietary rights of others.

  Hemosol LP's profitability will be affected if it experiences product liability claims in excess of its insurance coverage.

  There are risks associated with the ProMetic Alliance. Full implementation of the ProMetic Alliance is subject to the execution of definitive agreements. The Cascade has not been implemented at the commercial scale envisioned by the ProMetic Alliance.

  Regulatory approvals are required for therapeutic protein products. Even if Hemosol LP obtains regulatory approvals to market HEMOLINK, the Company will be subject to stringent, ongoing government regulation and plant inspections, which could cause unexpected delays in the manufacture, marketing and sale of HEMOLINK. Failure to obtain necessary regulatory approvals to commercialize HEMOLINK or any significant delay in obtaining these approvals would harm Hemosol LP's business.

  Hemosol LP is dependent on certain supplies. Hemosol LP may be unable to develop and maintain adequate sources of hemoglobin to meet demand for HEMOLINK and plasma to meet the demand for therapeutic protein products. The hemoglobin the Company obtains for its products could contain infectious agents.

For more information on these risk factors, please see the Information Circular.

OUTLOOK

The Company's outlook is dependent on the results of operations of Hemosol LP and the Labs Partnership. Hemosol LP is not expected to generate positive cash flow in the foreseeable future and the Labs Partnership is prohibited from distributing net income to its partners prior to November 1, 2004. As the Company will be following the equity method of accounting for the Labs Partnership, the Company expects to earn income in 2004 which it will apply against its unutilized tax losses.

The Company's expense position will improve in 2004 as it will no longer be incurring certain operating expenses related to its prior business operations.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results in other risks. Many risks and uncertainties are inherent in the industries in which Hemosol LP and the Labs Partnership operate; others are more specific to such partnerships. Many of the significant risks related to the Company are described in the Information Circular.